Exhibit 99.2

Genius Sports Reports First Quarter Results Above Expectations and Raises 2024

Group Revenue and Adj. EBITDA Guidance

•	Group Revenue of $120m, exceeding first quarter guidance of $117m

•	Group Net Loss of ($26m) and Group Adj. EBITDA of $7m, exceeding guidance of $6m

•	Raised 2024 Group Revenue and Adj. EBITDA guidance to $500m and $82m, respectively, up from prior guidance of $480m and $75m

•	Reaffirming expectation to generate positive cash flow in 2024

•	Increased financial flexibility by entering into $90 million committed revolving credit facility with Citibank and Deutsche Bank

LONDON & NEW YORK, May 8, 2024 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal first quarter ended March 31, 2024.

“Following a strong year of execution in 2023, we are pleased to continue our momentum to start the new year, with the first quarter of 2024 marking another period of outperformance relative to expectations,” said Mark Locke, Genius Sports Co-Founder and CEO. “As we expand our technology footprint and work to extend one of our most important data partnerships with Football DataCo, we feel an enhanced sense of excitement and confidence in our outlook for 2024 and beyond.”

$ in thousands	Q124	Q123%
Group Revenue	119,718	97,229	23.1%
Betting Technology, Content & Services	73,897	64,740	14.1%
Media Technology, Content & Services	35,475	21,764	63.0%
Sports Technology & Services	10,346	10,725	(3.5%)
Group Net loss	(25,541)	(25,168)	(1.5%)
Group Adjusted EBITDA	6,878	8,042	(14.5%)
Group Adjusted EBITDA Margin	5.7%	8.3%	(260 bps )

Q1 2024 Financial Highlights

•	Group Revenue: Group revenue increased 23% year-over-year to $119.7 million.

○

Betting Technology, Content & Services: Revenue increased 14% year-over-year to $73.9 million, driven by new customer acquisitions and growth in business with existing customers as a result of price increases on contract renewals and renegotiations.

○	Media Technology, Content & Services: Revenue increased by 63% year-over-year to $35.5 million, driven by growth in the Americas region, primarily for programmatic advertising services.

○	Sports Technology & Services: Revenue decreased by 4% year-over-year to $10.3 million.

•	Group Net Loss: Group net loss was relatively unchanged from ($25.2 million) in the first quarter ended March 31, 2023, to ($25.5 million) in the first quarter ended March 31, 2024.

•

Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $6.9 million in the quarter vs. $6.0 million guidance and vs. $8.0 million in the first quarter ended March 31, 2023. This year-on-year change is primarily driven by new NFL domestic streaming rights to power our BetVision product, representing a new product offering vs. the prior year. These rights are expensed equally in each month during the NFL season, uniquely effecting Q1 2024 profitability, due to the fewer number of NFL games to generate revenue in the quarter.

Q1 2024 Business Highlights

•	Chosen as the successful bidder for exclusive Football DataCo betting rights through 2029[1]

•	Selected as the optical tracking provider to the WNBA, representing the first women’s professional sports league in the U.S. with leaguewide 3D tracking data

•	Partnered with Lithuanian Basketball League to deliver AI-powered technology to automate rich data collection, live video production and optical player tracking

•	Unveiled ‘Edge’, an automated pricing tool that enables sportsbooks to maximize profitability

•	Launched a new suite of interactive free-to-play games for sports betting brands, designed to meet the customer acquisition and loyalty challenges facing sportsbook operators

•	Struck a new partnership with DVSport to power officiating and coaching solutions with live college sports data

•	After the reporting period, Genius Sports launched augmented, AI-powered in-game highlights in partnership with Brentford FC and its sponsor, Gtech

[1]	The agreement remains subject to contract and approval of the Leagues and their respective Clubs.

Financial Outlook

Genius Sports expects to generate Group Revenue of approximately $500 million and Group Adjusted EBITDA of approximately $82 million in 2024. This implies year-on-year Group Revenue and Adj. EBITDA growth of 21% and 54%, respectively. The Company also expects to generate positive cash flow in the full year of 2024.

$ in millions	Q1 2024A	Q2 2024E	Q3 2024E	Q4 2024E	FY 2024E
Group Revenue	120	94	119	167	500
Group Adjusted EBITDA	7	21	25	29	82

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
Revenue	$119,718	$97,229
Cost of revenue	106,911	87,697

Gross profit	12,807	9,532

Operating expenses:
Sales and marketing	8,415	7,391
Research and development	6,621	6,269
General and administrative	21,585	18,074
Transaction expenses	464	828

Total operating expense	37,085	32,562

Loss from operations	(24,278)	(23,030)

Interest income, net	666	418
Loss on disposal of assets	(7)	(11)
Loss on fair value remeasurement of contingent consideration	—	(2,433)
Change in fair value of derivative warrant liabilities	—	(534)
(Loss) gain on foreign currency	(1,087)	801

Total other expense	(428)	(1,759)

Loss before income taxes	(24,706)	(24,789)

Income tax expense	(1,100)	(648)
Gain from equity method investment	265	269

Net loss	$(25,541)	$(25,168)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.11)	$(0.11)
Weighted average common stock outstanding:
Basic and diluted	229,326,772	221,707,413

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	March 31	December 31
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$67,532	$100,331
Accounts receivable, net	100,264	71,088
Contract assets	25,920	38,802
Prepaid expenses	23,653	27,231
Other current assets	11,814	7,329

Total current assets	229,183	244,781

Property and equipment, net	11,551	11,552
Intangible assets, net	119,780	129,670
Operating lease right of use assets	8,019	7,011
Goodwill	323,302	326,011
Investments	25,045	26,399
Restricted cash, non-current	25,251	25,462
Other assets	3,290	4,838

Total assets	$745,421	$775,724

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$51,377	$57,379
Accrued expenses	63,385	56,331
Deferred revenue	45,115	44,345
Current debt	23	7,573
Operating lease liabilities, current	3,471	3,610
Other current liabilities	11,526	13,676

Total current liabilities	174,897	182,914

Long-term debt – less current portion	13	19
Deferred tax liability	15,212	15,335
Operating lease liabilities, non-current	4,765	3,501
Other liabilities	—	936

Total liabilities	194,887	202,705

Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 215,022,361 shares issued and 210,916,413 shares outstanding at March 31, 2024; unlimited shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding at December 31, 2023	2,150	2,132
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at March 31, 2024 and December 31, 2023	2	2
Additional paid-in capital	1,652,776	1,646,082
Treasury stock, at cost, 4,105,948 shares at March 31, 2024 and December 31, 2023	(17,653)	(17,653)
Accumulated deficit	(1,050,028)	(1,024,487)
Accumulated other comprehensive loss	(36,713)	(33,057)

Total shareholders’ equity	550,534	573,019

Total liabilities and shareholders’ equity	$745,421	$775,724

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2024	2023
Cash Flows from operating activities:
Net loss	$(25,541)	$(25,168)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,138	17,308
Loss on disposal of assets	7	11
Loss on fair value remeasurement of contingent consideration	—	2,433
Stock-based compensation	6,745	10,561
Change in fair value of derivative warrant liabilities	—	534
Non-cash interest expense, net	—	72
Non-cash lease expense	1,096	964
Amortization of contract cost	292	226
Deferred income taxes	5	227
Provision for expected credit losses	243	58
Gain from equity method investment	(265)	(269)
Loss (gain) on foreign currency remeasurement	715	(795)
Changes in operating assets and liabilities
Accounts receivable	(30,698)	(5,657)
Contract asset	12,577	(3,143)
Prepaid expenses	3,357	(143)
Other current assets	(5,568)	1,066
Other assets	2,234	(576)
Accounts payable	(5,533)	(12,306)
Accrued expenses	7,532	2,113
Deferred revenue	1,140	(6,592)
Other current liabilities	(3,005)	925
Operating lease liabilities	(1,065)	(1,019)
Other liabilities	—	327

Net cash used in operating activities	(14,594)	(18,843)
Cash flows from investing activities:
Purchases of property and equipment	(1,453)	(310)
Capitalization of internally developed software costs	(10,927)	(9,979)
Distributions from equity method investments	1,410	1,398

Net cash used in investing activities	(10,970)	(8,891)
Cash flows from financing activities:
Repayment of loans and mortgage	(5)	(5)
Proceeds from exercise of Public Warrants	—	6,812
Repayment of promissory notes	(7,575)	(7,387)

Net cash used in financing activities	(7,580)	(580)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	134	766
Net decrease in cash, cash equivalents and restricted cash	(33,010)	(27,548)
Cash, cash equivalents and restricted cash at beginning of period	125,793	159,020

Cash, cash equivalents and restricted cash at end of period	$92,783	$131,472

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$—	$1
Cash paid during the period for income taxes	$322	$179
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$—	$17,653
Issuance of common stock in connection with business combinations	$—	$8,440

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2024	2023
	(dollars, in thousands)
Consolidated net loss	$(25,541)	$(25,168)
Adjusted for:
Interest income, net	(666)	(418)
Income tax expense	1,100	648
Amortization of acquired intangibles (1)	10,204	9,733
Other depreciation and amortization (2)	11,226	7,801
Stock-based compensation (3)	7,669	10,705
Transaction expenses	464	828
Litigation and related costs (4)	1,199	784
Change in fair value of derivative warrant liabilities	—	534
Loss on fair value remeasurement of contingent consideration	—	2,433
Loss (gain) on foreign currency	1,087	(801)
Other (5)	136	963

Adjusted EBITDA	$6,878	$8,042

(1)

Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).

(2)

Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation.
(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, severance costs and non-recurring compensation payments.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Company’s first quarter results.

The conference call may be accessed by dialing (646) 307-1963.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities, remeasurement of contingent consideration, and gain or loss on foreign currency. Group adjusted EBITDA margin is calculated as Group adjusted EBITDA divided by Group revenue.

Group adjusted EBITDA and Group adjusted EBITDA margin are used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA and Group adjusted EBITDA margin are useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA and Group adjusted EBITDA margin may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA and Group adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships, including failure to renew our UK soccer data rights contract; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 15, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com